UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-36433

GasLog Partners LP
(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The press release issued by GasLog Partners LP on September 29, 2014 announcing the closing of its public offering of its common units and the closing of its previously announced acquisition of 100% of the shares in the entities that own and charter the Methane Jane Elizabeth and Methane Rita Andrea is included as Exhibit 99.1 and is incorporated herein by reference.

Exhibit	Description

99.1	Press Release dated September 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2014

GASLOG PARTNERS LP

	by:	/s/ Andrew J. Orekar
Name: Andrew J. Orekar
Title: Chief Executive Officer